                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  ------------

                          For the Month of August 2004
                   Quarterly Financials dated August 13, 2004

                                  ------------

                         (Commission File. No 0-20390)

                                  ------------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:   Form 20-F           40-F   X
                                               --------       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934:        Yes:            No:   X
                    --------       --------

                              [ID BIOMEDICAL LOGO]



                            ID BIOMEDICAL CORPORATION
                             1630 WATERFRONT CENTRE
                               200 BURRARD STREET
                                  VANCOUVER, BC
                                     V6C 3L6



                        JUNE 2004 SECOND QUARTER REPORT





          TRADING INFORMATION:    NASDAQ National Market (symbol "IDBE")
                                  The Toronto Stock Exchange (symbol "IDB")

      FOR INFORMATION CONTACT:    Anthony F. Holler, M.D.
                                  CHIEF EXECUTIVE OFFICER

                                  Dean Linden
                                  MANAGER, CORPORATE COMMUNICATIONS

                        EMAIL:    Info@idbiomedical.com
                                  ---------------------

                          WEB:    www.idbiomedical.com
                                  --------------------

ID Biomedical Corporation ("ID Biomedical") is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical is developing non-live subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. ID Biomedical's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine product candidates. Additionally, the Company has several vaccines in preclinical development.






                                TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition                   2
Consolidated Balance Sheets                                                   8
Consolidated Statements of Operations and Deficit                             9
Consolidated Statements of Cash Flows                                        10
Notes to Financial Statements                                                11















THE INFORMATION IN THIS QUARTERLY REPORT CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT THE COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "THE COMPANY BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON THE COMPANY'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND THE COMPANY WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. THE COMPANY BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 AND RELATED NOTES PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OVERVIEW

ID Biomedical Corporation (`the Company') is a biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant/delivery technology. The Company is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza ("flu") vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, Phase II challenge trials in the United Kingdom, and a large scale field efficacy trial in Canada.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against respiratory syncitial virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

In addition to the Company's main business, the Company also owns and licenses rights to a proprietary genomics analysis system, Cycling Probe(TM) Technology
(CPT). The Company is licensing CPT and its patents in signal amplification to other parties in the genomics and diagnostic industry for further product and technology development. Currently, the Company has licensing arrangements in place with Applied Biosystems, Mitsubishi Chemical Corporation, Apogent Inc., and Takara Biomedical Group ("Takara").

ACQUISITION OF SHIRE'S VACCINE BUSINESS

On April 19, 2004, the Company and Shire Pharmaceuticals Group plc ("Shire") entered into an Asset Purchase Agreement ("Agreement") related to the sale of Shire's vaccine business to the Company. The closing of the transaction is conditional on consents of the Canadian government for certain government contracts and obtaining regulatory approvals.

Under the terms of the Agreement, upon closing, the Company will acquire all of Shire's vaccine assets for a cash payment of US$60 million (payable $30 million on closing and $30 million to be held in escrow and payable on the first anniversary of closing) and subscription receipts allowing Shire to acquire approximately 5.4 million common shares of ID Biomedical representing additional consideration of US$60 million. If the Company completes a financing within 120 days of closing, the Company shall use the net proceeds of the financing to repurchase the subscription receipts from Shire. If after 120 days of close, the Company completes a financing and Shire has not elected to exercise the subscription receipts into common shares, Shire can elect to exchange its subscription receipts for US$60 million of the net proceeds of the financing.

As part of the agreement, Shire will provide the Company with a funding facility of US$100 million to be used over a four year period to finance the continued development of the vaccine business that the Company is acquiring. This facility is repayable out of the net sales of non-Canadian Fluviral(R) and pipeline vaccine products, if any, that are developed utilizing the funding facility.

The Company and Shire have not yet received all required third party consents to permit the close of the transaction. Both parties continue to work diligently to obtain all such consents and expect to receive them and complete the transaction by no later than September 30, 2004.

Under the terms of the Agreement, the Company is required to reimburse Shire at closing for the net costs of operating the vaccine business between June 30, 2004 and the closing date.

Forward looking statements regarding revenue, expenditures, liquidity and capital resources do not include the operational changes that will occur when the transaction is closed. This transaction will significantly change the Company's balance sheet, statement of operations and deficit, and statement of cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 6 of the consolidated financial statements. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of deferred revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

o    Revenue recognition
o    Medical technology

REVENUE RECOGNITION

Our revenue to date has been derived from several sources including licensing fees which are comprised of initial fees and milestone payments from our CPT partnering arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.

Revenue from the Company's research and development contracts is recorded at the time the research and development activities are performed in accordance with the terms of the specific contracts.

During the three and six months ended June 30, 2004, the Company made no changes to its accounting estimates that would have a material impact on revenue recognition.

MEDICAL TECHNOLOGY

The Company capitalizes the cost of acquiring medical technology. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings. During the three and six months ended June 30, 2004, the Company made no changes to its accounting estimates that would have a material impact on medical technology.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $10.8 million ($0.26 per share) for the three months ended June 30, 2004 compared to a net loss of $5.9 million ($0.17 per share) for the three months ended June 30, 2003. The net loss for the six months ended June 30, 2004 was $21.5 million ($0.51 per share), compared to a net loss of $10.2 million ($0.31 per share) for the same period in 2003.

REVENUES

For the three months ended June 30, 2004, the Company's revenues totaled $2.7 million compared to $1.9 million for the three months ended June 30, 2003. Revenue for the six months ended June 30, 2004 was $4.3 million compared to $3.2 million for the same period in 2003.

Deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended June 30, 2004, compared to $0.7 million for the same period in 2003. Deferred licensing revenue for the six months ended June 30, 2004 was $1.4 million compared to $1.3 million for the same period in 2003. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $2.0 million was recorded for the three months ended June 30, 2004 compared to $1.2 million for the same period in 2003. Research and development contract revenue for the six months ended June 30, 2004 was $2.9 million compared to $1.9 million for the same period in 2003. Research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

We may receive licensing fees and research and development contract revenue in the future from existing and new agreements. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure and, terms and conditions of current and any future agreements.

EXPENDITURES

RESEARCH AND DEVELOPMENT

Net research and development expenses increased $2.7 million, or 51%, to $8.0 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Net research and development expenses for the six months ended June 30, 2004 increased 81% to $17.8 million compared to the same period in 2003. The increase in net research and development expenses in 2004, compared to the same period in 2003 includes an increase in external contracts of $1.0 million and $3.9 million, for the three and six months ending June 30, 2004 respectively, in support of human clinical trials of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates. In addition, employee related expenses increased $1.1 million and $2.7 million, for the three and six months ending June 30, 2004 respectively; $0.2 million and $0.7 million of this increase is attributable to stock-based compensation expense, for the three and six months ending June 30, 2004 respectively, and the remaining is a result of personnel growth, from 92 employees at June 30, 2003 to 143 employees at the same date in 2004, to support the development, clinical testing and manufacturing for the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

Research and development costs are reported net of grants received or receivable from Technology Partnerships Canada ("TPC") and provincial government investment tax credits. There were no TPC claims accrued for the three months ended June 30, 2004 compared to $0.6 million for the same period in 2003. Grants and tax credits for the six months ended June 30, 2004 was $0.5 million compared to $1.2 million for the same period in 2003. During 2003, the Company attained its total allowable funding under the TPC agreement. Provincial government investment tax credits totaled $0.2 million for the three months ended June 30, 2004 as compared to $0.1 million for the same period in 2003.

In the future we expect increases in expenses related to the development, manufacturing and clinical trial related expenses associated with the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased $1.0 million, or 62% to $2.6 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. General and administrative expenses for the six months ended June 30, 2004 increased 54% to $4.7 million compared to $3.1 million for the same period in 2003. These increases are attributable to stock-based compensation expenses and other increases associated with continued development of our finance, human resources and business development activities.

Moderate increases in general and administrative expenses are expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to facilities and equipment, patent and trademark rights, and medical technology and other assets. Depreciation and amortization expense increased $0.1 million, or 7% to $1.2 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Depreciation and amortization expenses for the six months ended June 30, 2004 increased 6% to $2.3 million compared to the same period in 2003.

We believe that depreciation and amortization expense will continue to increase due to facility and equipment additions necessary to support the clinical and manufacturing development of the Company's vaccine product candidates.

INVESTMENT AND OTHER INCOME

Investment and other income is comprised of interest income and foreign exchange gains and losses. Investment and other income decreased $2.0 million resulting in an expense of $1.8 million for the three months ended June 30, 2004 compared to income of $0.3 million for the three months ended June 30, 2003. Investment and other income for the six months ended June 30, 2004 decreased $1.1 million compared to the same period in 2003.

The Company recorded a foreign exchange loss of $2.3 million for the three months ended June 30, 2004 as compared to nil for the same period in 2003. This foreign exchange loss is directly related to the Company's investment in US dollars to satisfy the US $60 million (payable $30 million on closing and $30 million to be held in escrow and payable on the first anniversary of closing) cash payment component of the Shire transaction.

Interest income increased $0.3 million to $0.6 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Interest income for the six months ended June 30, 2004 increased $1.1 million to $1.5 million compared to the same period in 2003. These increases in interest income are a result of increased levels of cash and short term investments resulting from the Company's 2003 financing activities.

The Company expects that investment and other income will continue to fluctuate in relation to cash balances, interest rates, and foreign exchange rates.

GAIN ON SALE OF SHORT TERM INVESTMENT

In January of 2003, the Company sold its investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million.

LOSS ON DISPOSAL OF MEDICAL TECHNOLOGY AND OTHER ASSETS

The Company recorded a $0.03 million loss on disposal of medical technology and other assets for the six month period ended June 30, 2004 related to the disposal of certain trademarks. For the six months ended June 30, 2003 the Company recorded a $0.2 million loss from the disposal of medical technology and other assets. The 2003 amount represented the unamortized portion of medical technology and patent rights related to a research program targeting a possible vaccine against E.COLI, which the Company is no longer pursuing.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue related to collaborative research and development agreements with corporate partners, and grants from government agencies.

We expect future funding to be provided through public equity financing and contract revenue from collaborative research and development agreements.

The Company's primary objective for the investment of funds is to preserve the Company's cash for the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates, research, and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $130.6 million at June 30, 2004 as compared to $156.2 million at December 31, 2003. The Company's working capital decreased to $127.5 million at June 30, 2004 compared to $149.0 million at December 31, 2003. This decrease is the result of funding the Company's research, development, manufacturing and clinical trial expenses. Also impacting the Company's liquidity and capital resources are the exercise of stock options, foreign exchange rates, debt repayment, cost related to the acquisition of Shire, and additions of facilities and equipment, patent and trademark rights, and medical technology and other assets.

Cash used in operating activities was $11.1 million for the three months ended June 30, 2004 compared to $4.5 million for the same period in 2003. For the six months ended June 30, 2004 cash used in operations was $22.3 million compared to $9.4 million for the same period in 2003. The increase in cash used in operating activities results from increases in net research and development expenses associated with the research, development, manufacturing, clinical trial expenses of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates, and costs incurred related to the acquisition of Shire.

Additions to facilities and equipment were $1.2 million for the three months ended June 30, 2004 compared to $0.8 million for the same period in 2003. Additions to equipment for the six months ended June 30, 2004 was $3.2 million compared to $1.7 million for the same period in 2003. This increase is associated with facility expansion to support the clinical and manufacturing development of the Company's vaccine product candidates.

Patent and trademark rights added during the three months ended June 30, 2004 totaled $0.2 million compared to $0.1 million for the same period in 2003. Patent and trademark rights added during the six months ended June 30, 2004 was $0.3 million compared to $0.1 million for the same period in 2003.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The Company's primary contractual obligations are in the form of operating leases, capital leases, and future research and development expenditures.

We expect that our current available cash resources, working capital, expected interest income, expected licensing revenue, estimated funding from corporate partnerships should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 24 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead product candidates, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in human clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

The information in this quarterly report contains so-called "forward-looking" statements. These include statements about the Company's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "the Company believes", "management believes", and similar language. All forward-looking statements are based on the Company's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the possibility that the transaction currently proposed between Shire Pharmaceuticals Group plc and the Company will take longer than expected to complete; (ii) the possibility that some or all of the conditions of closing for such transaction will not be satisfied or waived and that such transaction will, therefore, be terminated before it is completed; (iii) the possibility that the terms of such transaction will be altered prior to completion thereof, including as may be required to satisfy conditions of required regulatory consents; (iv) the ability to successfully complete preclinical and clinical development of its products; (v) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; (vi) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; (vii) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (viii) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (ix) market acceptance of its technology and product; and (x) the competitive environment and impact of technological change. There is no guarantee that the development path from Phase I to Phase II to Phase III and so on will be either linear or successful. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

CONSOLIDATED BALANCE SHEETS
June 30, 2004 and December 31, 2003 (expressed in Canadian dollars)
--------------------------------------------------------------------------------


                                                          June 30, 2004     December 31, 2003
                                                          -----------------------------------
                                                            (Unaudited)             (Audited)
ASSETS

Current assets:
  Cash and cash equivalents                               $ 130,572,643        $ 149,087,649
  Short-term investments                                             --            7,129,511
  Accounts receivable                                         2,667,213            1,460,894
  Government assistance receivable                            1,229,770            1,769,324
  Prepaid expenses and other                                  1,851,281              628,628
                                                          -----------------------------------
                                                            136,320,907          160,076,006

Facilities and equipment                                     10,128,731            8,050,339

Investment                                                      413,644              413,644

Patent and trademark rights                                   1,637,063            1,394,094

Medical technology and other assets                          23,568,810           24,708,987

Goodwill                                                        771,314              771,314
                                                          -----------------------------------
                                                          $ 172,840,469        $ 195,414,384
                                                          -----------------------------------
                                                          -----------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities                $   6,805,144        $   8,571,644
  Current portion of deferred licensing revenue               1,861,098            2,308,220
  Current portion of obligations under capital leases           127,638              183,940
                                                          -----------------------------------
                                                              8,793,880           11,063,804
Deferred licensing revenue                                    2,529,657            3,460,206

Obligations under capital leases                                 37,593               52,209

Shareholders' equity
  Share capital - 41,979,122 common shares
   issued and outstanding (Dec. 31, 2003 - 41,944,847)      277,291,829          277,026,716
  Contributed Surplus                                         5,537,363            3,651,078
  Deficit                                                  (121,349,853)         (99,839,629)
                                                          -----------------------------------
                                                            161,479,339          180,838,165
                                                          -----------------------------------
                                                          $ 172,840,469        $ 195,414,384
                                                          -----------------------------------
                                                          -----------------------------------


Approved by the Board



               Anthony F.Holler, MD               Todd R. Patrick
               Chief Executive Officer            President

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three and six months ended June 30, 2004 and 2003
(expressed in Canadian dollars)
--------------------------------------------------------------------------------


                                                             Three months ended June 30            Six months ended June 30
                                                                 2004              2003              2004              2003
                                                        -------------------------------------------------------------------
                                                          (Unaudited)      (Unaudited -       (Unaudited)      (Unaudited -
                                                                             Restated -                          Restated -
                                                                                note 3)                             note 3)
REVENUE:
  Licensing                                             $     688,683     $     658,421     $   1,378,942     $   1,315,686
  Research and development contracts                        2,046,601         1,197,883         2,889,768         1,926,768
                                                        -------------------------------------------------------------------
                                                            2,735,284         1,856,304         4,268,710         3,242,454
EXPENSES AND OTHER:
  Research and development                                  8,169,824         5,970,448        18,308,838        11,015,055
  Less grants                                                (188,057)         (669,363)         (466,604)       (1,173,125)
                                                        -------------------------------------------------------------------
  Net research and development                              7,981,767         5,301,085        17,842,234         9,841,930
  General and administrative                                2,585,846         1,597,024         4,727,845         3,068,053
  Depreciation and amortization                             1,184,746         1,105,690         2,304,250         2,170,227
                                                        -------------------------------------------------------------------
                                                           11,752,359         8,003,799        24,874,329        15,080,210
                                                        -------------------------------------------------------------------
                                                           (9,017,075)       (6,147,495)      (20,605,619)      (11,837,756)

OTHER INCOME (EXPENSES):
  Investment and other income                              (1,751,127)          278,452          (857,183)          198,463
  Interest expense                                             (8,522)          (10,987)          (20,678)          (27,257)
  Gain on sale of short-term investment                            --                --                --         1,684,979
  Loss on disposal of medical technology
   and other assets                                                --                --           (26,744)         (225,965)
                                                        -------------------------------------------------------------------
                                                           (1,759,649)          267,465          (904,605)        1,630,220
                                                        -------------------------------------------------------------------
Loss for the period                                       (10,776,724)       (5,880,030)      (21,510,224)      (10,207,536)
                                                        -------------------------------------------------------------------
Deficit, beginning of period                             (110,573,129)      (72,243,706)      (99,839,629)      (67,916,200)

Deficit, end of period                                  $(121,349,853)    $ (78,123,736)    $(121,349,853)    $ (78,123,736)
                                                        -------------------------------------------------------------------
Basic and diluted loss per common share                 $       (0.26)    $       (0.17)    $       (0.51)    $       (0.31)
                                                        -------------------------------------------------------------------
Weighted average number of common shares outstanding       41,973,984        33,936,408        41,969,262        33,341,930
                                                        -------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2004 and 2003
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                Three months ended June 30                Six months ended June 30
                                                                  2004                2003               2004                 2003
                                                        ---------------------------------------------------------------------------
                                                           (Unaudited)        (Unaudited -        (Unaudited)         (Unaudited -
                                                                                Restated -                              Restated -
                                                                                   note 3)                                 note 3)
Cash provided by (used in):

OPERATIONS:
  Loss for the period                                   $ (10,776,724)      $  (5,880,030)      $ (21,510,224)       $ (10,207,536)
  Items not affecting cash:
    Depreciation and amortization                           1,184,746           1,105,690           2,304,250           2,170,227
    Stock-based compensation expense                          899,801             385,369           1,886,285             591,670
    Accrued interest on long-term debt                             --               4,465                  --              14,020
    Loss on disposal of medical technology
     and other assets                                              --                  --              26,744             225,965
    Gain on sale of short-term investment                          --                  --                  --          (1,684,979)
    Directors fees paid in shares                              18,999              18,973              37,985              40,382
    Unrealized foreign exchange (gain) loss                        --             (23,014)                 --             (63,932)
Net changes in non-cash working capital balances
 relating to operations:
  Accounts receivable                                        (697,656)            149,861          (1,206,319)         (1,180,718)
  Government assistance receivable                            818,101            (182,547)            539,554             561,603
  Prepaid expenses and other                                 (930,136)             79,935          (1,222,653)           (116,897)
  Accounts payable and accrued liabilities                   (934,461)            456,623          (1,766,500)          1,560,110
  Deferred licensing revenue                                 (688,835)           (655,950)         (1,377,671)         (1,311,899)
                                                        ---------------------------------------------------------------------------
                                                          (11,106,165)         (4,540,625)        (22,288,549)         (9,401,984)
INVESTMENTS:
  Short-term investments, net                               3,978,040         (13,191,460)          7,129,511             337,267
  Facilities and equipment                                 (1,167,116)           (777,314)         (3,176,064)         (1,745,002)
  Proceeds from disposal of facilities and equipment               --                  --                 689                  --
  Patent and trademark rights                                (158,837)            (61,891)           (330,250)           (102,222)
  Medical technology                                               --                  --              (6,553)             (7,358)
                                                        ---------------------------------------------------------------------------
                                                            2,652,087         (14,030,665)          3,617,333          (1,517,315)
                                                        ---------------------------------------------------------------------------
FINANCING:
  Proceeds on issuance of common shares                        48,498          35,805,545             227,128          36,354,142
  Repayment of long-term debt                                      --            (316,647)                 --            (654,702)
  Repayment of obligations under capital leases               (35,614)            (44,049)            (70,918)            (87,746)
  Share issue costs                                                --          (2,555,073)                 --          (2,555,073)
                                                        ---------------------------------------------------------------------------
                                                               12,884          32,889,776             156,210          33,056,621
                                                        ---------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents           (8,441,194)         14,318,486         (18,515,006)         22,137,322
Cash and cash equivalents, beginning of period            139,013,837          13,330,258         149,087,649           5,511,422
                                                        ---------------------------------------------------------------------------
Cash and cash equivalents, end of period                $ 130,572,643       $  27,648,744       $ 130,572,643       $  27,648,744
                                                        ---------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION:
  Cash paid for:
    Interest                                                   17,124              23,360              20,940              38,315

NOTES TO FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION


     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2003 Annual Report filed with the appropriate securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.


     In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at June 30, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2.   SHARE CAPITAL

     a.   Restricted share unit plan

          At the Company's Annual General Meeting on June 3, 2004 a Restricted Share Unit Plan (the "RSU Plan") was approved by the shareholders. The RSU Plan allows directors, officers and employees of the Company to earn Shares of the Company over time, rather than stock options that give the holder the right to purchase Shares at a set price. Under the RSU Plan, restricted share units (the "RSUs") can be issued to directors, officers and employees of the Company without any monetary consideration being payable to the Company. The vesting of the RSUs will be subject to certain performance-based criteria and/or time-based criteria, as determined by the Board of Directors. To the extent that such criteria is attained, each RSU would be converted into one fully paid share of common stock ("Share") from treasury, without any further consideration payable to the Company in respect thereof. Prior to the closing of the transaction with Shire Pharmaceuticals Group plc ("Shire" (see note 5)), the maximum number of Shares that may be reserved for issuance under the RSU Plan shall be limited to 2,100,000 Shares. Following the closing of the Shire transaction as contemplated by the Asset Purchase Agreement, the maximum number of Shares that may be reserved for issuance under the RSU Plan shall be limited to 2,850,000 Shares. The RSUs will be accounted for as a compensation expense under the fair value method of accounting.

     b.   Incentive stock options

          A summary of the Company's stock plan as of June 30, 2004 and 2003 is as follows:

                                                           June 30, 2004                 June 30, 2003
                                                  -----------------------------------------------------------
                                                                      Weighted                       Weighted
                                                                       average                        average
                                                      Shares    exercise price       Shares    exercise price
                                                  -----------------------------------------------------------
          Outstanding, beginning of year          4,526,071          $    7.65    4,649,004         $    6.79

          Granted                                   399,850              15.80      395,500             11.95

          Exercised                                 (31,803)              7.14     (257,509)             5.38

          Forfeited and expired                    (101,500)              9.66     (165,120)             8.66
                                                  -----------------------------------------------------------
          Outstanding, end of period              4,792,618          $    8.29    4,621,875         $    7.24
                                                  -----------------------------------------------------------
                                                  -----------------------------------------------------------
          Options exercisable at period end       2,082,493               6.18    1,797,449              5.74
                                                  -----------------------------------------------------------
                                                  -----------------------------------------------------------


     During the three month period ended June 30, 2004, 6,113 stock options were exercised for proceeds of $48,498. In addition, 1,265 common shares were issued for directors fees of $18,975.

3.   STOCK-BASED COMPENSATION

     As per its accounting policy, the Company has recognized compensation cost, based on fair value method, for all stock-based compensation awarded to employees and directors for the three and six months ended June 30, 2004 and for 2003. This policy was adopted in the fourth quarter of 2003 effective from January 1, 2003, as a result first and second quarter 2003 amounts have been restated.

     The Company accounts for stock options to employees and directors as compensation expense using the fair value method for all options granted, modified or settled since January 1, 2003. For all options issued prior to January 1, 2003, the Company applied the settlement method for the recording of stock-based compensation resulting in no compensation expense recognized when stock or stock options were issued to employees.

     Had compensation cost for the Company's employee stock option plan been determined based on the fair value method for awards under this plan issued between January 1, 2002 and December 31, 2002, the Company's net loss and net loss per share, for the three and six months ended June 30, 2004 and 2003, would have been the pro forma amounts indicated below.


                                               Three months ended June 30,           Three months ended June 30,
                                                           2004                                   2003
                                             As reported          Pro forma         As reported          Pro forma
                                        --------------------------------------------------------------------------
     Loss for the period                $   (10,776,724)       (11,377,638)     $   (5,880,030)        (7,043,800)

     Basic and diluted loss per
     common share                                (0.26)              (0.27)              (0.17)             (0.21)



                                                Six months ended June 30,              Six months ended June 30,
                                                           2004                                   2003
                                             As reported         Pro forma          As reported          Pro forma
                                        --------------------------------------------------------------------------
     Loss for the period                $   (21,510,224)      (22,779,295)      $  (10,207,536)       (12,799,665)

     Basic and diluted loss per
     common share                                 (0.51)            (0.54)               (0.31)             (0.38)


     The Black-Scholes option pricing model was used to calculate the fair value of the stock options granted, modified or settled. Our current weighted average assumptions include: an expected life of 4 - 5 years, a risk free interest rate of 3.0%, annualized volatility of 68.18% - 81.24%, and a dividend yield of 0%.

4.   SEGMENT DISCLOSURES

     a.   Operating segments:

          The Company organizes its business into four operating segments: clinical development programs, research and development contracts, other research programs, and gene-based testing. Transactions between reportable segments have been eliminated. Substantially all of the Company's revenues generated from external customers, facilities and equipment, and goodwill are in North America. For the three and six months ended June 30, 2004 and the year ended December 31, 2003, the Company has reaggregated its operating segments to better reflect its activities. Prior comparative periods have been restated to reflect the reaggregation.

                                                                   Three Months ended June 30           Six Months ended June 30
                                                                    2004              2003              2004              2003
                                                                 ------------------------------------------------------------------
     Revenue from external customers:
       Clinical development programs                           $         --      $         --      $         --      $         --
       Research and development contracts                         2,046,601         1,197,883         2,889,768         1,926,768
       Other research programs                                           --                --                --                --
       Gene-based testing                                           688,683           658,421         1,378,942         1,315,686
                                                               ------------------------------------------------------------------
     Total revenue for reportable segments                     $  2,735,284      $  1,856,304      $  4,268,710         3,242,454
                                                               ------------------------------------------------------------------
                                                               ------------------------------------------------------------------

     Earnings (loss) for reportable segments
      for the period:
       Clinical development programs                           $(11,818,914)     $ (6,004,561)     $(22,212,339)     $(11,734,916)
       Research and development contracts                         1,069,951            15,261           605,248            81,689
       Other research programs                                     (572,997)         (383,611)         (995,215)       (1,110,552)
       Gene-based testing                                           545,236           492,881         1,092,082         2,556,243
                                                               ------------------------------------------------------------------
     Loss for the period                                       $(10,776,724)     $ (5,880,030)     $(21,510,224)     $(10,207,536)
                                                               ------------------------------------------------------------------
                                                               ------------------------------------------------------------------



                                                                                              June 30, 2004          Dec. 31, 2003
                                                                                              ------------------------------------
     Total assets for reportable segments for the period:
       Clinical development programs                                                           $161,365,989           $181,861,860
       Research and development contracts                                                         2,343,905              2,042,831
       Other research programs                                                                    7,169,374              8,016,784
       Gene-based testing                                                                         1,961,201              3,492,909
                                                                                              ------------------------------------
     Total assets                                                                              $172,840,469           $195,414,384
                                                                                              ------------------------------------
                                                                                              ------------------------------------

     b.   Geographic information:

          Long-lived assets consist of facilities and equipment, patent and trademark rights, medical technology and goodwill based on their physical location. Intangible assets are attributed based on ownership rights.


                                               United States             Japan             Total
                                               -------------------------------------------------
          Revenue from external customers:
            Six months ended:
              June 30, 2004                      $ 4,159,834       $   108,876       $ 4,268,710
              June 30, 2003                        3,235,173             7,281         3,242,454

            Three months ended:
              June 30, 2004                      $ 2,680,846       $    54,438       $ 2,735,284
              June 30, 2003                        1,852,649             3,655         1,856,304




                                               United States            Canada             Total
                                               -------------------------------------------------
          Long-lived assets:
              June 30, 2004                      $10,000,123       $26,105,795       $36,105,918
              December 31, 2003                    8,470,489        26,454,245        34,924,734

5.   ACQUISITIONS

     On April 19, 2004, the Company and Shire Pharmaceuticals Group plc ("Shire") entered into an Asset Purchase Agreement ("Agreement") related to the sale of Shire's vaccine business to the Company. The closing of the transaction is conditional on approval of the Canadian government under certain government contracts and obtaining regulatory approvals.

     Under the terms of the Agreement, upon closing, the Company will acquire all of Shire's vaccine assets for a cash payment of US$60 million (payable $30 million on closing and $30 million to be held in escrow and payable on the first anniversary of closing) and subscription receipts allowing Shire to acquire approximately 5.4 million common shares of ID Biomedical representing additional consideration of US$60 million. If the Company completes a financing within 120 days of closing, the Company shall use the net proceeds of the financing to repurchase the subscription receipts from Shire. If after 120 days of close, the Company completes a financing and Shire has not elected to exercise the subscription receipts into common shares, Shire can elect to exchange its subscription receipts for US$60 million of the net proceeds of the financing.

     As part of the agreement, Shire will provide the Company with a funding facility of US$100 million to be used over a four year period to finance the continued development of the vaccine business that the Company is acquiring. This facility is repayable out of the net sales of non-Canadian Fluviral(R) and pipeline vaccine products, if any, that are developed utilizing the funding facility.

     The Company and Shire have not yet received all required third party consents to permit the close of the transaction. Both parties continue to work diligently to obtain all such consents and expect to receive them and complete the transaction by no later than September 30, 2004.

     Under the terms of the Agreement, the Company is required to reimburse Shire at closing for the net costs of operating the vaccine business between June 30, 2004 and the closing date. All incremental costs relating to the acquisition have been deferred as prepaid expenses and other and will form part of the purchase price when accounting for the acquisition.

6.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to US GAAP, except for the material differences below which are more fully described in Note 21 to the audited consolidated financial statements for the year ended December 31, 2003.

     Material variations impacting the unaudited interim Consolidated Statements of Operations under US GAAP would be as follows:



                                                                     Three months ended June 30         Six months ended June 30
                                                                            2004             2003             2004             2003
                                                                  -----------------------------------------------------------------
Loss for the period, in accordance with Canadian GAAP             $ (10,776,724)    $ (5,880,030)   $ (21,510,224)   $ (10,207,536)

Patent and trademark rights expenditure, net of accumulated
amortization and loss on disposal                                      (131,624)           5,181         (242,969)         217,272

Medical technology expenditure, net of accumulated amortization
and loss on disposal                                                     206,775          276,598          406,915          567,991

Acquired in-process research and development                            366,631          366,631          733,262          733,262

Adjustment for stock-based compensation                                  (3,589)         (27,400)          (7,178)         (54,800)
                                                                  -----------------------------------------------------------------
Loss for the period, in accordance with US GAAP                     (10,338,531)      (5,259,020)     (20,620,194)      (8,743,811)

Reclassification adjustment for unrealized gains                             --               --               --       (1,435,248)
                                                                  -----------------------------------------------------------------
Comprehensive loss for the period, in accordance with US GAAP     $ (10,338,531)    $ (5,259,020)   $ (20,620,194)   $ (10,179,059)
                                                                  -----------------------------------------------------------------
                                                                  -----------------------------------------------------------------
Basic and diluted loss per common share, in accordance with
US GAAP                                                           $       (0.25)    $      (0.15)   $       (0.49)   $       (0.26)
                                                                  -----------------------------------------------------------------
                                                                  -----------------------------------------------------------------
Weighted average number of common shares outstanding, in
accordance with US GAAP                                              41,973,984       33,936,408       41,969,262       33,341,930
                                                                  -----------------------------------------------------------------

6.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     ("GAAP") (Continued)

     Material variations would result in the following amounts in the unaudited interim Consolidated Balance Sheets presented under US GAAP as follows:


                                                  June 30, 2004        December 31, 2003
                                                 ---------------------------------------
                                                    (unaudited)                (audited)
     Patent and trademark rights                 $          --             $          --
     Medical technology and other assets                    --                        --
     All other assets                              147,634,596               169,311,303

     Share capital                                 281,252,857               280,987,744
     Additional paid in capital                     12,024,158                10,137,873
     Deferred stock compensation                       (24,561)                  (31,739)
     Accumulated deficit                          (156,978,988)             (136,358,794)




7.   COMPARATIVE FIGURES

     Certain prior period comparative figures have been reclassified to conform to the current period presentation.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of ID Biomedical Corporation for the period ending June 30, 2004 filed with the Securities and Exchange Commission on August 17, 2004 under cover of Form 6-K (the "Report"), I, Dr. Anthony F. Holler, CEO of the Company, and I, Richard Bear, Vice President of Finance and Administration, of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.




Dr. Anthony F. Holler
CEO
August 17, 2004




Richard K. Bear
Vice President of Finance and Administration
August 17, 2004

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ID Biomedical Corporation


                                   By:  /s/   ANTHONY F. HOLLER
                                      ------------------------------------------

                                      Anthony F. Holler, Chief Executive Officer




Date: August 13, 2004